China Pharma Holdings, Inc.
Second Floor, No. 17, Jinpan Road
Haikou, Hainan Province, China 570216

October 24, 2011

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop: 3561
Washington, D.C. 20549
Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	China Pharma Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 3, 2011 and Amended March 17, 2011
Form 10-Q for the Period Ended March 31, 2011
Filed May 10, 2011
File No. 001-34471

Dear Mr. Rosenberg:

China Pharma Holdings, Inc., a Delaware corporation (the “Company”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 13, 2011 (the “Comment Letter”) to the Company, with respect to the subject filings.  We hereby file via EDGAR our response to the Comment Letter.  The text of the Staff's comments is set forth in italics below, followed by the responses of the Company.  Capitalized terms contained in the Company’s responses not otherwise defined herein shall have the meaning ascribed to them in Company’s Annual Report on Form 10-K for the year ended December 31, 2010, as amended (the “Form 10-K”).

Form 10-K/A for the fiscal year ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 48

1.
Please refer to your response to our comment two.  The disclosure in the Risk Factors does not appear to indicate the nature of all restrictions on your Chinese subsidiary’s net assets, the amount of those net assets, and the potential impact on your liquidity. Please provide proposed disclosures to your MD&A disclosure to be included in future filings to address this concern. Please quantify the total amount designated for general and statutory capital reserves that is restricted from distribution as cash dividends in accordance with PRC laws and regulations.

Response:

In response to the Staff’s comment, we propose to include the following disclosure, under the Liquidity and Capital Resources section in our MD&A in future filings:

“According to relevant PRC laws, companies registered in the PRC, including our PRC subsidiary, Helpson, are required to allocate at least ten percent (10%) of their after-tax net income, as determined under accounting standards and regulations in the PRC, to statutory surplus reserve accounts until the reserve account balances reach fifty percent (50%) of the companies’ registered capital prior to their remittance of funds out of the PRC.  Allocations to these reserves and funds can only be used for specific purposes and are not transferrable to the parent company in the form of loans, advances or cash dividends.  As of December 31, 2010 and 2009, the net assets of Helpson were $110,804,607 and $83,982,912, respectively.  Due to the restriction on dividend distribution to overseas shareholders, the amount of Helpson’s net assets that were designated for general and statutory capital reserves, and thus could not be transferred to our parent company as cash dividends, were $7,562,237 and $7,312,935 (fifty percent, or 50%, of registered capital) for the fiscal years ended December 31, 2010 and 2009.  Since the amount that Helpson must set aside for the statutory surplus fund only accounts for 6.8% and 8.7%, respectively, of its total net assets, this reserve does not have a major impact on our liquidity.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC.  Our businesses and assets are primarily denominated in RMB.  All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China.  Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with applicable invoices and signed contracts.  These currency exchange control procedures imposed by the PRC government authorities may restrict the ability of Helpson, our PRC subsidiary, to transfer its net assets to our parent company through loans, advances or cash dividends.”

Notes to Consolidated Financial Statements

Note 1 – Organization and Significant Accounting Policies

Consolidation and Basis of Presentation, page F-7

2.	Please refer to your response to our comment four. Please confirm that you will include the information provided in your response in future filings.

Response:

We confirm that we will include the information provided in our response to comment four in our letter dated August 19, 2011 in future filings.

Note 4 – Intangible Assets, page F-12

3.	With respect to your capitalization of the intangible assets, please address the following:
•
You state “Medical formulas are amortized over their expected life of the related medicine once production and sales commence”. Based on the disclosure, it appears you derived legal and contractual benefit at the date of the acquisition. ASC 350-30-35-6 states that you should amortize the intangible asset over its estimated useful life. If the pattern in which the economic benefits of the asset cannot be reliably determined, a straight-line amortization method shall be used. Please tell us why you believe you have complied with this guidance.

•
Similarly, you state “When approved, the patents will be amortized over the lesser of the expected life of the related product or the life of the patent”. As you are deriving legal and contractual benefit at the patent acquisition date, please further clarify how your policy of deferring amortization complies with paragraph two of ASC 350-30-35.

•
Additionally, please clarify that your patent balance relates to patents that have not expired. If not, please tell us why the useful life used is appropriate for patents that have expired. Refer to ASC 350-30-35-3c.

Response:

Based on our further analysis of the accounting guidance in ASC 350-30-35-6, we have determined that we need to modify our amortization policy relative to intangible assets. As background on our previous amortization period, the laboratories from which we have purchased medical formulas are required under their contracts to obtain SFDA approval of the medical formulas. If SFDA production approval is not obtained for a medical formula, the Company can require a refund of the payments for that formula or the application of those payments to another formula. As a result, the Company has not previously recognized amortization until SFDA approval has been obtained.

However, we have now determined that the payments to the laboratories under the contracts to purchase the medical formulas do provide the Company with legal and contractual benefits from the date of acquisition. The contracts require payments as the contracts are performed and, since there is no unconditional obligation to pay for the unfulfilled portion of the contracts, only the amounts billed to the Company are capitalized.

The Company has analyzed the useful life of each medical formula, the total estimated period for which it will provide benefits, including the period required to obtain SFDA approval, and the Company has determined that the average estimated useful life is thirteen (13) years for the medical formulas currently held by the Company. As a result of this change in amortizing the medical formulas from the date acquired, the effect of the adjustment to record the additional amortization for the year ended December 31, 2010 would be approximately $1,200,000 or $1,030,000 after tax which is 4.6% of pre-tax income and 4.4% of net income. The effect of the adjustment for the year ended December 31, 2009 is approximately $360,000 or $310,000 after tax, which is 1.8% of pre-tax income and 1.7% of net income. The Company believes these adjustments are not material to the financial statements for the respective years, and therefore, does not believe that restating the financial statements for the years ended December 31, 2010 or 2009 is necessary. However, in accordance with SAB 108, the Company intends to make an adjustment to record these amounts, as well as their effect during the current period, on its quarterly report for the nine months ended September 30, 2011.  The Company has determined that the effect of the adjustment on the net income for the nine months ended September 30, 2011 is also not material to that period.

The Company also intends to modify its disclosure of the amortization of intangible assets to state that they are amortized over their useful lives from the date acquired.

The patents held by the Company have not expired. Please note that the related medical formulas continue to provide benefits to the Company, are being amortized over their estimated useful lives, and are included in the Company’s evaluation for possible impairment.

4.
Please refer to your response to the fourth bullet of comment seven. For each medical formula which has been capitalized, but amortization has not begun, please tell us when the formula was acquired, the status of the approval process for manufacturing the product, and the reasons for any delays in getting approval or starting the certification process. Please provide proposed disclosure to be included in your next Form 10-K that will discuss the approval process, timeframes involved in getting the manufacturing facility approved, delays between purchasing the formulas and entering the approval process, and an analysis of how you determine if the formulas acquired will not be pursued and/or should be impaired.

Response:

In response to the Staff’s inquiry regarding the medical formulas that are in the process of obtaining SFDA approval for production and the reasons for any delays in getting approval or starting the certification process, please see the following information:

•	High Blood Pressure Drug: acquired February 2009; currently proceeding in the SFDA process; clinical study is completed; currently awaiting final SFDA production approval; there have been no delays.

•	Coronary Heart Disease Drug: acquired September 2010; proceeding in the SFDA process; currently in phase 3 of the clinical study; there have been no delays.

•	Antibiotic Combination Drug: acquired December 2009; proceeding in the SFDA process; currently in final phase 2 clinical study; there have been no delays.

•	Hepatitis B Drug: acquired December 2010; proceeding in the SFDA process; received clinical approval and currently preparing for the clinical study; there have been no delays.

•	Central Nervous System Disease Drug: acquired in December 2010; proceeding in the SFDA process; received clinical approval and currently preparing for the clinical study; there have been no delays.

•
New Medicine Delivery Technology: acquired in December 2009; proceeding in the SFDA process; currently in the manufacturing expansion approval process; the clinical lab work has been completed, but working on large scale manufacturing process approval; there have been no delays.

•	Digest System Drug: acquired January 2009; proceeding in the SFDA process; currently in SFDA technical review; there have been no delays.

•	Alzheimer's Disease Drug: acquired January 2009; proceeding in the SFDA process; currently in SFDA technical review; there have been no delays.

•
Cerebral Vascular Drug: acquired September 2010; proceeding in the SFDA process; currently in the manufacturing expansion approval process; the clinical lab work has been completed, but working on large scale manufacturing process approval; there have been no delays.

•
Nerve Cell Metabolism Drug: acquired March 2009; currently proceeding in the SFDA process; the application for technical review has been completed; this medical formula was acquired at an earlier stage than other formulas, and therefore has taken longer to obtain SFDA approval; there have been no delays.

•	Pain Management Drug: acquired September 2010; proceeding in the SFDA process; currently in the pre-clinical stage; there have been no delays.

The proposed disclosure to be added to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 to discuss the approval process and the other items requested is as follows:

“A typical SFDA approval process for the production of a new product involves a number of steps that generally requires three (3) to five (5) years. If we make our purchase at the point when the product receives the approval for clinical study, which is very typical for us, the clinical study that follows will usually take one-and-a-half (1.5) to three (3) years. After the clinical study is completed, the result is submitted to the SFDA and a production approval application is filed. In most cases the production approval will take somewhere between eight (8) to eighteen (18) months to complete after the completion of clinical study, and we can produce and sell the product after a production approval is obtained from the SFDA for the product.

If during the clinical process we fail to reach the SFDA requirement or if we fail to receive the production approval from the SFDA taking reasonable efforts after completing the clinical study, management will determine that the process should stop and whether impairment should be recognized. We monitor the status of each formula on a regular basis in order to make these assessments. The laboratories from which we have purchased medical formulas are required under the contracts to obtain SFDA production approval of the medical formulas. If SFDA approval is not obtained for a medical formula, the Company can require a refund of the full amount of the payments for that formula or the application of those payments to another formula, which significantly reduces the risk to the Company of the need to recognize impairment. To date, no formula has failed to receive SFDA production approval nor has the Company been informed or become aware of any formula that may fail to receive such approval. As a result, no impairment of any medical formula has been recognized to date.  However, there is no assurance that no impairment will be recognized in the future should any of the products we purchase fail to receive the production approval and we fail to enforce our contractual rights to receive the refund from the seller or get our payment applied to our other purchase with the same seller.”

Note 9 – Derivative Warrant Liability, page F-15

5.
Please refer to your response to our comment ten. It is unclear why the value of the warrants using the lattice model resulted in a value lower than the value derived using the Black-Scholes model, given the presence of additional provisions for price protection.  Please provide an analysis supporting the assumptions used in your valuation or revise your valuation accordingly.

Response:

The supporting assumptions used in the lattice model for the investor warrants and the placement agent warrants were as follows: maturity date May 27, 2011 and May 30, 2011, respectively; 1,250,000 warrants and 300,000 warrants, respectively; volatility from nineteen percent (19%) for one (1) month through 202% for five (5) years in 2008 and from thirteen percent (13%) for one (1) month through 168% for five (5) years in 2010. The primary reason that the Black-Scholes model valuations were higher than the lattice model valuations was that the Black-Scholes model used by the Company had an error in its formula and valued the warrants at each valuation date higher than they should have been valued. However, as we responded earlier, those valuations were not materially higher than the lattice model valuations, and therefore no correction of the immaterial error has been considered necessary.

We intend to modify the disclosures in the Company’s annual financial statements to state that the warrants were valued using a lattice model and to delete the reference to the usage of the Black-Scholes model. This change is supported by the fact that the values recorded in the financial statements were closer to the lattice model values than the correctly-computed Black-Scholes model values.

***

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the subject filings.  We further acknowledge that Staff comments or changes to disclosure in response to Staff comments in the subject filings do not foreclose the Commission from taking any action with respect to subject filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Frank Waung
Frank Waung
Chief Financial Officer